Exhibit 2

Share Purchase Agreement

BY AND BETWEEN

ENDESA, S.A.
as Seller

and

ENEL ENERGY EUROPE, S.R.L.
as Purchaser

Madrid, 23 October 2014

INDEX

1.	DEFINITIONS	5
2.	PURPOSE	5
3.	PRICE AND PAYMENT	6
3.1	Price	6
3.2	Payment of the Price	6
4.	DELIVERY OF THE SHARES AND REGISTRATION OR RECORD OF THEIR TRANSFER	6
4.1	Endesa Latam Shares	6
4.2	Enersis Shares	6
5.	MINIMUM PRICE GUARANTEE	7
6.	SETTLEMENT OF ENDESA LATAM’S INTRAGROUP DEBT	7
7.	REPLACEMENT OF GUARANTEES ISSUED BY THE SELLER	7
8.	REPRESENTATIONS AND WARRANTIES OF THE PARTIES	8
8.1	Representations and Warranties of the Parties	8
8.2	Seller's Representations and Warranties	8
8.3	Purchaser's Representations and Warranties	8
9.	GENERAL	9
9.1	Taxes and expenses	9
9.2	Assignment	9
9.3	Amendment	9
9.4	Waivers	9
9.5	Notices	9
9.6	Partial severability or supervening illegality	10
9.7	Entire Agreement. Prevailing Agreement	10
10.	GOVERNING LAW AND JURISDICTION	10
10.1	Governing Law	10
10.2	Jurisdiction	10

In Madrid, on 23 October 2014, this share purchase agreement (the “Agreement”) was signed by and between

THE PARTIES

I.	Of the one part,

Endesa, S.A. (“Endesa” or the “Seller”), a company duly incorporated under the laws of Spain, with registered offices located in Madrid, at calle Ribera del Loira, nº 60, filed with the Commercial Registry of Madrid and holder of Spanish Tax Identification Number (N.I.F.) A-28023430, and Chilean Sole Tax Registry (R.U.T.) no. 59.066.580-0.

Endesa is duly represented by Mr. Joaquín Valcárcel Martínez, of legal age, a Spanish citizen, single, with National Identification Number 00813704-X and address for professional purposes located in Madrid, at Calle Ribera del Loira, 60, acting herein in his capacity as Proxy by virtue of the deed granted on 15 October 2014 before the Notary Public of Madrid, Mr. Francisco Javier Gardeazábal del Río, under number 2,299 of his public records.

II.	And of the other,

Enel Energy Europe, S.R.L. (“Enel Energy” or the “Purchaser”), a sole-shareholder company (sociedad unipersonal) duly incorporated under the laws of Spain, with registered offices located in Madrid, at calle Ribera del Loira, n. º 60, filed with the Commercial Registry of Madrid and holder of Spanish Tax Identification number (N.I.F.) B-85721025, and Chilean Sole Tax Registry (R.U.T.) no. 59.206.250-K, which is duly represented by Mr. Francisco de Borja Acha Besga, of legal age and a Spanish citizen, married, holder of National Identification number 05263174-S, with address for professional purposes located in Madrid, at Calle Ribera del Loira, 60, acting herein in his capacity as Proxy by virtue of the deed granted on 15 October 2014 before the Notary Public of Madrid, Mr. Francisco Javier Gardeazábal del Río, under number 2,301 of his public records.

Hereinafter, the Seller and the Purchaser shall be referred to collectively as the “Parties” and individually as a “Party”.

RECITALS

I.
Whereas Endesa is the legitimate owner holding full title to the entire share capital of Endesa Latinoamérica, S.A.U. (“Endesa Latam”), which capital is divided into 796,683,058 ordinary shares with a face value of 1 euro each, being numbered from 1 to 796,683,058, both inclusive. They are fully subscribed and paid in and are free of any pledges (the “Endesa Latam Shares”). Annex I indicates the share certificate that identifies the Endesa Latam Shares that are owned by Endesa (the “Share Certificate of the Endesa Latam Share”).

II.
Whereas Endesa Latam is a public limited company (sociedad anónima) incorporated for an indefinite period of time by means of the public deed executed before the Notary Public of Madrid, Mr. Santiago Rubio Liniers, on 26 January 1998, under number 206 of his public records and under the name “Endesa Internacional, S.A.”, filed with the Commercial Registry of Madrid, at Volume 12797, Page 144, Section 8, Sheet M-205.375. Its registered office is located at Calle Ribera del Loira, 60 Madrid (Spain), and it holds Tax Identification number (N.I.F.) A-81932873. The company changed its original name for the one that it uses currently by means of the deed granted before the Notary Public of Madrid, Mr. Andrés Domínguez Nafría, on 10 July 2008 under number 2,289 of his public records.

III.
Whereas Endesa is the legitimate owner and holds full title to 9,967,630,058 ordinary nominative no-par value shares of the same series, which were issued by Enersis S.A. (“Enersis”) and represent 20.3% of the company's share capital. They are totally subscribed and paid in, and they are free of any pledges (the “Enersis Shares”), as recorded at the D.C.V. Registros, S.A. (“DCVR”) pursuant to Share Certificate no. 714,897 (the “Share Certificate of Enersis Shares”), according to what is stated in the Certificate of Share Ownership and the Certificate of Share Balance, both of which were issued by the DCVR and are attached hereto as Annex V. Said shares were subscribed and paid in by Endesa, pursuant to the share subscription agreement executed as a private document with Enersis on 21 March 2013, pursuant to Endesa's participation in the capital increase agreed by the latter company in the Extraordinary General Shareholders Meeting that was held on 20 December 2012, whose minutes were recorded in the public deed executed on 28 December 2012 before the Notary Public of Santiago, Mr. Iván Torrealba Acevedo, the extract of which was registered under Sheet 3562 number 2344 of the Commercial Registry for Real Estate and Commerce in Santiago (Registro de Comercio del Conservador de Bienes Raíces y Comercio de Santiago) for the year 2013, and published in the Official Gazette under number 40,456 on 11 January 2013.

IV.
Whereas Enersis, holder of Sole Tax Registry (R.U.T.) no. 94,271,000-3, is a Chilean public limited company (sociedad anónima abierta) registered under number 175 in the Securities Registry of the Superintendence for Securities and Insurance in Chile (Registro de Valores de la Superintendencia de Valores y Seguros de Chile). It was incorporated under the corporate name of Compañía Chilena Metropolitana de Distribución Eléctrica, pursuant to the public deed of 19 June 1981, which was amended by the public deed of 13 July 1981, both of which deeds were authorised by the Notary Public of Santiago Mr. Patricio Zaldívar Mackenna. By means of resolution no. 409-S of 17 July 1981, its incorporation was authorised and its By-laws approved. An extract of the authorisation for incorporation and approval of the By-laws were registered on sheet 13,099 number 7,269 at the Commercial Registry for Real Estate and Commerce in Santiago, for the year 1981 and it was published in the Official Gazette on 23 July 1981. After its incorporation, Enersis amended its By-laws on several occasions, the last of which being the capital increase set forth under Recital III above. Enersis' registered office is located at calle Santa Rosa 76, in the city of Santiago, Chile. The Enersis shares are listed on the Stock Exchanges of Santiago de Chile, New York and the Latibex.

V.
Whereas on 11 September 2014 Endesa received a binding offer from Enel Energy (a wholly-owned subsidiary of Enel and majority shareholder of Endesa, holding 92.06% of its share capital) for Enel Energy to acquire (i) 100% of the Endesa Latam Shares (a company that is, in turn, owner of 40.32% of the share capital of Enersis, S.A.) and (ii) 100% of Enersis Shares, which, in turn, represent 20.3% of the share capital of Enersis (the “Transaction”).

VI.
Whereas Endesa’s Board of Directors, in its meeting of 17 September 2014, decided to accept the proposal it received from the Independent Committee created on 30 July 2014, consisting of their recommendation to approve Enel Energy’s offer, which also received favourable support from Endesa’s Audit and Compliance Committee, along with the related transaction, once all the relevant reports were received from the financial, strategic and legal consultants that Endesa hired to assess, from the standpoint of Endesa’s corporate interests, Enel Energy’s binding offer to purchase the Endesa Latam Shares and the Enersis Shares.

VII.
Whereas, as a result thereof, Endesa’s Board of Directors, in its meeting of 17 September 2014, decided to accept the binding offer to purchase Endesa’s business in Latin America, subject to the approval of Endesa’s General Shareholders Meeting, which offer it received from Enel, S.p.A., via Enel Energy, and is mentioned in Recital V above.

VIII.
Whereas, on 21 October 2014 Endesa’s General Shareholders Meeting met and decided, amongst other matters, to approve the Transaction, consisting of the purchase of the Endesa Latam Shares and the Enersis Shares by Enel Energy.

IX.
Whereas, as a result thereof, Enel Energy would like to purchase and acquire the Endesa Latam Shares and the Enersis Shares owned by Endesa, by paying the Price, and Endesa desires to sell such shares and transfer them to Enel Energy according to the terms and conditions set forth in this Agreement.

The Parties, pursuant to the foregoing, agree to enter into this Agreement, which shall be governed by the following

CLAUSES

1.	DEFINITIONS

For the purposes of this Agreement, unless otherwise required by the context, any terms that are capitalized shall have the meaning assigned to them in this Agreement or in Annex 1 attached hereto, and the grammatical variations that may exist for said terms shall have the relevant meaning.

2.	PURPOSE

By means of this Agreement and in accordance with the terms and conditions set forth herein, Endesa sells, assigns and transfers full title to the Endesa Latam Shares and the Enersis Shares, including all rights related thereto and free of any pledges, to Enel Energy, which purchases, accepts and acquires them in exchange for the simultaneous payment of the Price.

The shares that are object of the sale and which are transferred to the Purchaser have been duly issued, validly subscribed, fully paid in and are free of pledges.

Notwithstanding what is set forth in this Agreement, in relation to the Enersis Shares, and for the purposes of complying with the applicable laws in Chile related to the statutory formalities required to transfer shares of Chilean public limited companies, Endesa and Enel Energy are entering into on the same date hereof and in a separate agreement, a private share transfer document executed in the presence of two witness of legal age, in accordance with the stipulations of Article 38 of the Regulations for Public Limited Companies in Chile (Reglamento de Sociedades Anónimas de Chile), copy of which document is attached hereto as Annex 2 (the “Enersis Share Transfer”), which shall be governed by the laws of the Republic of Chile.

3.	PRICE AND PAYMENT

3.1	Price

The Parties agree to an overall price of EUR 8,252,900,000 for the Endesa Latam Shares and the Enersis Shares (the “Precio”), which is divided as follows: EUR 5,440,695,469.50 for the Endesa Latam Shares and EUR 2,812,204,530.50 for the Enersis Shares, which represents an implicit price of EUR 0.28213371825 for each Enersis share.

3.2	Payment of the Price

On the date hereof Enel Energy pays Endesa the Price by means of a bank transfer of immediately available funds whose value date is the same as that of the transfer, which are deposited in the current account no. ES22 1474 0000 1200 0156 4021/CITIESMXXXX, opened under Endesa’s name in Citibank.

Upon payment of the Price by the Purchaser, the Seller issues a complete and formal receipt for the amounts received.

4.	DELIVERY OF THE SHARES AND REGISTRATION OR RECORD OF THEIR TRANSFER

4.1	Endesa Latam Shares

Endesa hereby (i) endorses the Share Certificate of the Endesa Latam Shares that are object of the sale, to Enel Energy; and (ii) delivers to Enel Energy the Certificate issued by Endesa Latam’s Board of Directors in relation to their compliance with the statutory regulations and covenants under the By-laws to freely transfer the Endesa Latam Shares and, consequently, it transfers the full possession of said Endesa Latam Shares, free of any pledges, to Enel Energy. The Purchaser assumes all the political and economic rights and obligations that may arise from said shares as from the Agreement Date.

In addition, the transfer of the Endesa Latam Shares to Enel Energy is also recorded in Endesa Latam’s Shareholders Ledger (Libro Registro de Acciones Nominativas) at this time.

4.2	Enersis Shares

With regard to the Enersis Shares and bearing in mind that Share Certificate no. 714,897 was not physically issued, the presentation by Enel Energy of the relevant Enersis Share Transfer to the DCVR (the entity in charge of the administration of Enersis’ share registry) shall be sufficient, according to applicable Chilean laws, for said entity to record Enel Energy as the sole owner of the Enersis Shares in its registry and it will not be necessary to carry out any further steps.

5.	MINIMUM PRICE GUARANTEE

The Parties agree that if, within two years from the Agreement Date, some third party that does not form part of the Enel Group or the Endesa Group were to purchase from Enel Energy or from any company in the Enel Energy Group, all or part of the Enersis shares that are owned directly or indirectly by Enel Energy (or by any company in the Enel Group) for an implicit cash price per Enersis share that is higher than what would be the result of applying the implicit price per Enersis share that arises from the Price established in this Agreement and if, by means of said acquisition, Enel Energy (or any company in the Enel Group) were to directly or indirectly decrease its stake in Enersis to an amount that represents less than 60.62% of the share capital, then the Purchaser shall be bound to pay the Seller an amount that is equivalent to the difference between (i) the implicit price per Enersis share for said acquisition and (ii) the implicit price per Enersis share that comes from the Price stipulated in this Agreement, multiplied by the number of Enersis shares that are directly or indirectly object of said third-party acquisition insofar that they cause the Enel Group’s stake to drop below 60.62% of the share capital.

Under no circumstances shall this clause be applicable to corporate restructuring transactions within the Enel Group.

6.	SETTLEMENT OF ENDESA LATAM’S INTRAGROUP DEBT

The Purchaser undertakes to have Endesa Latam pay Endesa Financiación de Filiales, S.A. the balance existing in the intragroup or intercompany current account that Endesa Latam has kept with said entity up to the Agreement Date, as well as to directly or indirectly provide Endesa Latam with the funds it needs to do so.

7.	REPLACEMENT OF GUARANTEES ISSUED BY THE SELLER

For the purposes of this Agreement, “Seller's Guarantees” shall be understood to be the guarantees mentioned in Annex 7 and any other guarantees that were issued by the Seller in relation to compliance by Endesa Latam or its subsidiaries of certain obligations for the benefit of the respective creditors.

As from the Agreement Date, the Purchaser undertakes to carry out any actions that may be necessary to release the Seller from any liabilities that may derive from the Seller’s Guarantees. The Seller may totally or partially waive compliance with this obligation in relation to those guarantees it deems suitable. In any case, until the Seller obtains an express declaration from the respective beneficiaries confirming the cancellation of the Seller’s Guarantees and the release of the Seller from any liability deriving therefrom, the Purchase shall hold the Seller harmless for any damages that it may suffer as a consequence of the enforcement of any of the Seller’s Guarantees, once this Agreement is signed.

The Purchaser also undertakes, from the Agreement Date, to release the Seller from having to comply with any other obligations that it may have undertaken as a shareholder of Endesa Latam and/or Enersis, except those for which the Seller is legally responsible.

8.	REPRESENTATIONS AND WARRANTIES OF THE PARTIES

The Parties represent and warrant that the representations and warranties that are set forth under Clauses 8.1 and 8.2 and 8.3 below are true, accurate and complete and that they have executed this Agreement trusting the veracity thereof.

8.1	Representations and Warranties of the Parties

Each of the Parties individually represent and warrant vis-à-vis the other Party that, at the Agreement Date, the representations and guarantees that are listed below are true, undertaking to hold the other Party harmless for any falsehood or inaccuracy therein.

a)
Each of the Parties is a company that has been duly incorporated and validly exists in accordance with Spanish law and each holds full legal capacity to execute this Agreement and comply with the obligations that derive therefrom.

b)
The Agreement constitutes legal obligations that are valid and binding for each of the Parties; they are opposable according to their respective terms and conditions, notwithstanding the fact that (i) their enforcement is subject to the laws governing bankruptcy, insolvency, corporate restructuring, delay in payment or other similar matters and (ii) the request for a specific enforcement or adoption of precautionary measures may be subject to allegations and the decisions of the court that hears the relevant proceedings.

c)
For the execution and performance of this Agreement, neither of the Parties need the consent, approval or authorisation of any administrative, regulatory or court authority, or authority of any other type, that has not already been obtained prior to the Agreement Date.

8.2	Seller's Representations and Warranties

The Seller represents and warrants to the Purchaser that at the Agreement Date the representations and warranties that are listed below are true, undertaking to hold the Purchaser harmless for any falsehood or inaccuracy therein.

a)
The Seller declares that it is the only legitimate owner, holding full title to shares representing 100% of the Endesa Latam’s share capital, whose shares are fully subscribed, paid in and free of any pledges.

b)
The Seller declares that it is the only legitimate owner and that it holds full title to 9,967,630,058 ordinary nominal Enersis non-par value shares of the same series, which represent 20.3% of the share capital and are fully subscribed, paid in and free of any pledges.

8.3	Purchaser's Representations and Warranties

The Purchaser represents and warrants to the Seller that it has full and satisfactory knowledge of Endesa Latam’s and Enersis’ legal, equity, tax, financial and commercial situation and that it waives its right to any claim that it might be entitled to vis-à-vis the Seller for the correction of hidden defects, in the broadest sense that is applicable under law.

9.	GENERAL

9.1	Taxes and expenses

Unless expressly established otherwise in this Agreement, (i) any taxes that arise in relation to the sale of the Endesa Latam Shares and the Enersis Shares shall be borne by the Parties according to the provisions of applicable laws and (ii) each Party shall assume those expenses of the sale for which it is responsible. In addition, any Notary Public fees that arise from publicly recording this Agreement shall be borne equally by the Purchaser and the Seller.

9.2	Assignment

This Agreement and the rights and obligations set forth herein may not be assigned, delegated or in any other manner transferred by either of the Parties without the prior written consent of the other Party. Any attempt at assignment, in violation of this Clause 9.2 shall be null and void.

9.3	Amendment

This Agreement may not be amended, changed or complemented except by means of a written document that is duly signed by the Purchaser and the Seller.

9.4	Waivers

Neither of the Parties may waive any provision under this Agreement, issue its consent or approval according to the terms required under the Agreement, or issue its consent or approval so that the other Party ceases in its performance, unless the foregoing is set forth in writing and it is signed by the Party from whom said waiver, consent or approval is requested. Waivers, consents or approvals shall only be effective for specific cases and for the purposes for which they were granted. Under no circumstances shall a breach or delay committed by one of the Parties when performing any provision or part of this Agreement be interpreted as (i) a waiver of the provision or a part thereof, or (ii) a loss of the right to demand that it be complied with in the future.

9.5	Notices

All notices, orders or any other type of notification that is or could be carried out in relation to this Agreement shall be carried out in writing or electronically.

When a notice is sent to a Party at the relevant address established below (or any other address that said Party indicates for such purposes in writing and with the ten-day prior notice, in accordance with this Clause 9.5), and express and clear reference is made to this Agreement, the notice’s delivery date shall be understood as (a) the date on which it is delivered in person, by registered mail, or by any other courier service that provides evidence of the date and contents of the notice, and (b) the date on which it was sent, when the notice is sent by fax or any other electronic means within what are customary business hours for the place of receipt. Notwithstanding the foregoing, any type of notice that is carried out by fax or any other electronic means shall only be effective if said notice is also delivered in person or if it is deposited with a courier service that provides evidence of the date and the contents of the notice within a period of one business day from the time the delivery was made by fax or some other electronic means.

The Parties establish the following addresses for the receipt of notices:

(i)	ENDESA, S.A.

Calle Ribera del Loira, 60 Madrid (SPAIN)

To the attention of Mr. Joaquín Valcárcel Martínez

E-mail: joaquin.valcarcel@endesa.es

(ii)	ENEL ENERGY EUROPE, S.R.L.

Calle Ribera del Loira, 60 Madrid (SPAIN)

To the attention of Mr. Francisco de Borja Acha Besga

E-mail: franciscoborja.achabesga@enel.com

9.6	Partial severability or supervening illegality

If any of the clauses of this Agreement are or become invalid, illegal or unenforceable, then the validity, legality and enforceability of the other clauses shall not, under any circumstances, be affected or harmed. In such cases the Parties shall negotiate in good faith new terms and conditions for the invalid, illegal or unenforceable clause so that their effect is as close as possible to that of the clause that was deemed invalid, illegal or unenforceable.

9.7	Entire Agreement. Prevailing Agreement

This Agreement and the relevant Enesis Share Transfer constitute the entire agreement between the Parties with respect to the transactions contemplated herein and it supersedes any prior agreements, commitments or negotiations between the Parties, whether written or oral, with respect to the subject matter hereof.

The Parties recognise and accept that this Agreement and the relevant Enersis Share Transfer prevail over any other document that may formalise the transactions contemplated therein. Therefore, pursuant to said documents, the Parties undertake not to bring any action aimed at claiming, exercising rights that could trigger a claim, or exercising any other rights against the other Party that is not established for said Party under this Agreement.

10.	GOVERNING LAW AND JURISDICTION

10.1	Governing Law

This Agreement shall be governed by Spanish common law.

In addition, the Parties undertake to thoroughly comply with the applicable laws and regulations of the Republic of Chile in relation to the share transfer that is agreed in this Agreement and in the relevant Enersis Share Transfer.

10.2	Jurisdiction

For the resolution of any dispute, conflict or claim deriving from this Agreement or which may arise in relation thereto, the Parties agree to resolve their differences in good faith for a period of one month. Once said period has elapsed, if they have not reached an agreement, they expressly submit themselves to the exclusive jurisdiction of the courts in Madrid (Spain), expressly waiving their right to any other jurisdiction that may pertain to them.

IN WITNESS WHEREOF, the Parties enter into this Agreement on the date and at the place indicated ut supra, signing a single original.

ENEL ENERGY EUROPE, S.R.L.	ENDESA, S.A.
As Purchaser	As Seller
By proxy	By proxy
/s/ FRANCISCO DE BORJA ACHA BESGA	/s/ JOAQUÍN VALCÁRCEL MARTÍNEZ
MR. FRANCISCO DE BORJA ACHA BESGA	MR. JOAQUÍN VALCÁRCEL MARTÍNEZ

Annex 1

Definitions

Annexes	Means the documents that accompany this Agreement and which form an integral part thereof.
Business Day
Means any day of the week, from Monday to Friday (both inclusive) except for those days that are considered holidays by the Regional Government of Madrid (Comunidad Autónoma) and/or city of Madrid, according to that set forth in the labour law in force.

Agreement Date	Means the date this Agreement was signed.
Seller’s Guarantees	Means what is established under Clause 7 of this Agreement.
Endesa Group
Means Endesa, S.A. (“Endesa” or the “Seller”), a company that is duly incorporated under the laws of Spain, with registered offices located in Madrid, at calle Ribera del Loira, no. 60, filed with the Commercial Registry of Madrid and holder of Tax Identification number (N.I.F.) A-28023430, as well as all the companies that are related to it according to the situation stipulated under Article 4 of the Stock Market Act (Ley del Mercado de Valores); and, for the purposes of this Agreement, the companies belonging to the Endesa Group shall not be considered as part of the ENEL Group, unless it is expressly stated otherwise.

Enel Group
Means Enel, S.p.A., an Italian company, with registered offices located in Rome, at Viale Regina Margherita, 137, filed with the Companies Registry at the Chamber of Commerce in Rome, under tax identification number 00811720580, R.E.A. 756032, P.I. 00934061003 (“ENEL”) and any other company, aside from those that form part of the ENDESA Group, that are related to ENEL in the manner set forth under the applicable laws in Italy for a company to be considered as part of a corporate group, or, in lack thereof, in the manner set forth in the applicable Spanish laws. In particular, Enel Energy, sociedad unipersonal (sole-member company) (a wholly-owned subsidiary of ENEL) forms part of the ENEL Group.

Price	Means the sales price of the Stake, determined in accordance with that set forth in Clause 3.1 of this Agreement.
Transaction	Has the meaning assigned to it under Recital VI of this Agreement.